Finance

06018650

8th November, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

SEC MAIL
NOV 2 ? 2006
WASH. D.C.

Attention: **Special Counsel**
Office of International Corporate Finance

MOL Magyar Olaj- és Gázipari Rt.
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

Enclosure

▶ MOL Plc.

INVESTOR NEWS

8 November 2006

MOL signs Petroleum Concession Agreements with the Republic of Pakistan on two explorations blocks, Margala and Margala North

MOL Hungarian Oil and Gas Plc announces that on 8 November 2006 it has signed Petroleum Concession Agreements with the Islamic Republic of Pakistan on two exploration blocks. Margala and Margala North Blocks, with an area of 1387 and 1562 sq km respectively, are situated in the eastern part of the productive Potwar Basin of northern Pakistan, in the vicinity of Islamabad. According to expectations, similarly promising geological structures exist as in case of producing fields in the environs of the block.

100% of the blocks is currently owned by MOL, but in the near future MOL Pakistan, as per the requirement of the agreement, shall involve local Pakistani qualified partner(s) to take up a minimum of a 15% share in both blocks on a ground floor basis.

The planned work programmes for the two blocks are similar, including a 200 km 2D seismic acquisition with the opportunity of drilling an optional exploration well in the third year. The exploration budget commitment for the firm two years programme is USD 2.1 million for each block.

Pakistan is one of MOL's core exploration and production regions. The market for oil and gas has great potential due to the high and continuously growing demand of the country. MOL is already present in Pakistan through Tal Block in North-West Pakistan and will benefit from its experiences in the Margala area.

Zoltán Áldott, executive vice-president of the Exploration and Production Division commented: “Pakistan is a primary focus in MOL’s upstream development in the region. Our strong objective is to increase exploration and production activity in the country and acquiring these two promising exploration blocks as an operator will help us achieve this target.”

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

▶ **MOL Plc.**

INVESTOR NEWS

8 November 2006

MOL signed an Articles of Association

MOL Hungarian Oil and Gas Plc. hereby announces that on 7 November 2006 it signed an Articles of Associations for the establishment of Top Finance Accounting Service Ltd. The investment of MOL is HUF 800,000.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0)20 7282 1043